                                                                 EX. 99(a)(5)(D)

                    LONE STAR STEAKHOUSE & SALOON, INC.:

           PRELIMINARY RESULTS AND PRICE OF DUTCH AUCTION TENDER OFFER

WICHITA,  Kan., June 17, 2002 -- Lone Star Steakhouse & Saloon,  Inc. ("Lone
Star") (Nasdaq:  STAR) today  announced the preliminary  results of its modified
Dutch  auction  tender offer,  which expired at Midnight on June 14, 2002.  Lone
Star  commenced  the tender  offer on May 17, 2002 to  purchase up to  4,000,000 shares of its common stock at a price between  $20.50 and $22.50 per share,  net to the seller in cash, without interest.

Based on a preliminary  count by the depositary for the tender offer,  Lone Star expects to purchase  4,000,000  shares of Lone Star common  stock at $21.375 per share, or a total of $85,500,000. Due to over-subscription, Lone Star expects to purchase approximately 85% to 90% of the shares tendered at or below $21.375 per share,  and to return  to such  shareholders  approximately  10% to 15% of those shares  tendered.  All shares purchased in the tender offer will be purchased at the same price.

The  actual  number of shares to be  purchased,  the  proration  factor  and the purchase price are subject to final  confirmation and the proper delivery of all shares tendered and not withdrawn,  including  shares  tendered  pursuant to the guaranteed delivery procedure. The actual number of shares, the proration factor and purchase price per share will be announced promptly following  completion of the verification  process.  Payment for shares accepted and return of all shares tendered but not accepted will occur promptly after  determination of the number of shares properly tendered.

Lone Star  Steakhouse & Saloon,  Inc.  owns and operates a chain of 249 domestic and 25 international Lone Star Steakhouse & Saloon restaurants. The Company also owns and  operates 5 Del Frisco's  Double  Eagle Steak Houses and 15  Sullivan's
Steakhouses.